SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended April 2001	Commission File Number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

800, 205 – 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 263-6002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Total Number of pages is 3

CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED APRIL 05, 2001

Centurion Energy Announces Drilling Update for Tunisia and Egypt

Calgary, Alberta - Centurion Energy International Inc. (TSE: CUX) announces that drilling of the Al Manzah #3 well in Tunisia has been temporarily suspended due to drilling rig equipment failure. The well had reached 980 metres in the transition zone just above the top of the target Bou Dabbous reservoir. The project total dept of the well is 1,500 metres.

The drill string became stuck in the hole as a result of drilling rig equipment failure. Many attempts to retrieve the complete drill string and associated downhole tools were unsuccessful. As a consequence, the lower portion of the wellbore had to be cemented. Centurion is expecting to utilize the top 300 metres of the existing wellbore once drilling operations resume.

The rig repairs are underway with completion expected within 30 days. Drilling is anticipated to resume as soon as the rig becomes operational.

Meanwhile, in Egypt, Centurion is progressing with development plans for the El Wastani field. A drilling rig, which has been contracted for three wells with an option to drill four additional wells in Egypt, is scheduled to spud the first well. East El Wastani, in mid-April. Upon completion of the first well, the rig is scheduled to move to the Abu Monkar area, in the south of the concession, to drill two further exploration wells.

Certain statements in this News Release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

FOR MORE INFORMATION, PLEASE CONTACT:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com

        The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CENTURION ENERGY INTERNATIONAL INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTURION ENERGY INTERNATIONAL INC.
April 24, 2001	/s/ Barry W. Swan Barry W. Swan Senior Vice-President Finance and CFO